11019372

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44768

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABG Sundal Collier, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 17th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Miller (212) 605 - 3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Douglas Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABG Sundal Collier, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELISA A HEPBURN
Notary Public - State of New York
NO. 01HE6228873
Qualified in New York County
My Commission Expires 09/27/14

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABG Sundal Collier, Inc.
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 21,123,398
Receivable from and deposit with clearing broker	276,572
Receivable from affiliates	2,245,901
Furniture, equipment and leasehold improvements (Net of accumulated depreciation and amortization of $1,028,260)	165,372
Deferred tax asset, net	480,689
Prepaid income taxes	1,080,937
Other assets	226,407
Total assets	**$ 25,599,276**
Liabilities and stockholder's equity	
Liabilities	
Accrued expenses and other liabilities	$ 874,617
Accrued discretionary bonuses	4,127,000
Total liabilities	5,001,617
Stockholder's equity	
Common stock, $0.01 par value; 1,000 shares authorized, 500 shares issued and outstanding	5
Additional paid-in capital	2,951,463
Retained earnings	17,646,191
Total stockholder's equity	20,597,659
Total liabilities and stockholder's equity	**$ 25,599,276**

The accompanying notes are an integral part of this financial statement.

1. General

ABG Sundal Collier, Inc. (the "Company") is a wholly owned subsidiary of ABG Sundal Collier Holdings, Inc. ("Holdings"). Holdings is wholly owned by ABG Sundal Collier Norge, ASA ("ASA"), a Norwegian broker-dealer of securities. The Company is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company generates commissions by introducing institutional customer commission business to a clearing broker-dealer on a fully-disclosed basis. Accordingly, the Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, who takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

2. Summary of Significant Accounting Policies

Revenue Recognition
Commissions earned on securities transactions and related expenses are recorded on a trade date basis.

Receivables From and Deposit With Clearing Broker
The resulting net receivable from trade date transactions not settled as of December 31, 2010 and a deposit of $250,000 at the clearing broker are reflected as receivable from and deposit with clearing broker in the statement of financial condition.

Cash and Cash Equivalents
Cash and cash equivalents include cash and time deposit accounts at banks with a maturity of seven days or less.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment, and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease terms or their useful lives.

Income Taxes
The Company is a member of a Federal affiliated group of which the Company and Holdings have elected to join in the filing of the group's consolidated income tax return. For financial reporting purposes, the Company's income taxes are reported on a separate company basis.

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2010, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to U.S. Federal, state and local, or non-U.S. income tax examinations by tax authorities for years ended before January 1, 2007. The Internal Revenue Service ("IRS") began an examination of the Company's U.S. income tax return for the year ended December 31, 2008. Management anticipates that it is reasonably possible that there will be no adjustments to the Company's tax position.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2010 are as follows:

Furniture	$ 136,971
Computer equipment	482,434
Telephone equipment	289,531
Leasehold improvements	284,696
	1,193,632
Less: accumulated depreciation	(1,028,260)
	$ 165,372

4. Income Tax

The major sources of temporary differences and their deferred income tax effects as of December 31, 2010 are as follows:

Deferred tax assets:	
Depreciation adjustment	$ 24,621
Net operating loss carry-forward	589,432
Less: Valuation allowance	(133,364)
Net deferred tax assets	$ 480,689

A valuation allowance of $133,364 was established in prior years for the portion of the Federal net operating loss carryforward which may not be utilized due to a prior ownership change. Based upon available evidence, it appears more likely than not that this particular element of the net deferred tax asset will not be realized. The valuation allowance increased in 2010 by $25,525.

The Company has Federal, state and local income tax net operating loss carryforwards of $1,014,379 as of December 31, 2010 expiring from 2011 to 2030.

5. Retirement Plan

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of twenty-one and who have completed six months of service as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested. For the year ended December 31, 2010, the amount of the Company's contribution was $722,347.

6. Commitments and Contingencies

The Company signed a new lease effective January 1, 2006, for the same office space it previously occupied, which expires on December 31, 2015. In connection with the new lease agreement, the Company is required to maintain a $192,417 letter of credit in the event of default. There are no amounts outstanding under the letter of credit.

Future minimum annual lease payments under the non-cancellable lease are as follows:

Year Ending December 31,	Minimum Rent
2011	$ 434,490
2012	434,490
2013	434,490
2014	434,490
2015	434,490
	$2,172,450

7. Concentration of Credit Risk

The Company, as an introducing broker, introduces all institutional customer transactions with and for customers on a fully-disclosed basis with the clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to credit risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

The Company maintains cash and money market account balances with financial institutions in excess of Federal insurable limits and is exposed to the credit risk resulting from this concentration of cash.

8. Related Party Transactions

The Company, as an introducing broker, has an agreement with ASA whereby ASA provides the Company with execution, clearance and other brokerage related services on behalf of the Company's customers.

The Company receives an allocation from ASA consisting of introducing fees, interest income and other income and certain common expenses for research, execution and management, which are paid by certain of the Company's international affiliates. For the year ended December 31, 2010, the total amount of the Company's allocated portion of these revenues and expenses was $10,386,399 which is included in commissions, net in the statement of operations. Introducing expenses, net of commission revenue of $2,113,090 is due from ASA as of December 31, 2010 and is included in receivable from affiliates, net in the statement of financial condition. Included in receivable from affiliates, net is $132,811 due from ABG Sundal Collier Real Estate, Inc. for expenses paid on its behalf. Interest earned on balances receivable from affiliates was $4,538 and is included in interest revenue in the statement of operations.

Receivables from affiliates:	
Due from ABGSC Norge, ASA	$ 2,113,090
Due from ABGSC Real Estate	132,811
Receivable from affiliates	$ 2,245,901

The Company grants loans to selected officers and employees. All loans bear interest at prime plus 1% per annum. At December 31, 2010, there were no receivables due from employees.

9. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the SEC, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2010, the Company had net capital, as defined, of $19,096,092 which was $18,944,239 in excess of its required net capital of $151,853. At December 31, 2010, the Company had aggregate indebtedness of $2,277,797. The ratio of aggregate indebtedness to net capital was 0.12 to 1.

10. Estimated Fair Value of Financial Instruments

Accounting principles generally accepted in the United States of America require disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned, if any, are already recorded at fair value.

The recorded value of all other financial assets and liabilities is considered to approximate fair value, due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

11. Subsequent Events

The Company has evaluated events occurring between the year ended December 31, 2010 and February 28, 2011, the date the financial statements were available for issuance.

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The Company's Statement of Financial Condition as of December 31, 2010 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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Independent Auditors' Report

To the Board of Directors
ABG Sundal Collier, Inc.

We have audited the accompanying statement of financial condition of ABG Sundal Collier, Inc. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ABG Sundal Collier, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

Lake Success, N.Y.
February 28, 2011

ABG SUNDAL COLLIER, INC.
535 Madison Avenue, 17th Floor
New York, NY 10022
(212) 605-3800

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

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